Exhibit 99.1

Interim Condensed Consolidated Financial Statements June 30, 2012 (Expressed in U.S. dollars) (Unaudited)

Contents

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Interim Condensed Consolidated Statements of Financial Position		3

Interim Condensed Consolidated Statements of Comprehensive Loss		4

Interim Condensed Consolidated Statements of Changes in Equity		5

Interim Condensed Consolidated Statements of Cash Flows		6

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	Corporate Information	7

2	Basis of Preparation	7

3	Summary of Significant Accounting Policies	7

4	Related Party Transactions	8

5	Property, Plant and Equipment	9

6	Exploration and Evaluation Assets	10

7	Intangible Assets	10

8	Segmented Reporting	10

9	Share Capital	11

10	Share-Based Payments	13

11	Commitments	15

12	Financial Risk Management Objectives and Policies	15

13	Supplemental Cash Flow Information	17

14	Employee Retention Allowance	17

Loncor Resources Inc.

Interim Condensed Consolidated Statements of Financial Position

(Expressed in U.S. dollars - unaudited)

	Notes	June 30, 2012	December 31, 2011
		$	$
Assets
Current Assets
Cash and cash equivalents		4,944,583	14,667,658
Advances receivable		480,186	130,441
Prepaid expenses and deposits		105,369	132,593
Due from related party	4	8,617	-
Total Current Assets		5,538,755	14,930,692

Non-Current Assets
Property, plant and equipment	5	827,674	778,955
Exploration and evaluation assets	6	40,796,209	30,090,363
Intangibles	7	1	1
Total Non-Current Assets		41,623,884	30,869,319

Total Assets		47,162,639	45,800,011

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable		899,579	238,327
Accrued liabilities		105,395	152,907
Due to related parties	4	155,357	152,833
Employee retention allowance	14	411,811	335,720
Total Current Liabilities		1,572,142	879,787

Common share purchase warrants	9b	9,814	826,862
Deferred taxes		757,815	757,815
Total Liabilities		2,339,771	2,464,464

Commitments	11

Shareholders' Equity
Share capital	9	61,852,441	60,044,719
Contributed surplus		7,155,384	6,756,090
Deficit		(24,184,957)	(23,465,262)
Total Shareholders' Equity		44,822,868	43,335,547
Total Liabilities and Shareholders' Equity		47,162,639	45,800,011

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		59,344,732	58,172,735

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Loncor Resources Inc.

Interim Condensed Consolidated Statements of Comprehensive Loss

(Expressed in U.S. dollars - unaudited)

		For the three months ended		For the six months ended
	Notes	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
		$	$	$	$
Expenses
Consulting, management and professional fees		179,886	174,414	341,325	890,576
Employee benefits		240,860	202,832	480,471	386,242
Office and sundry		48,168	97,775	170,072	183,075
Compensation expense-share-based payment	10	149,132	527,374	308,957	1,084,213
Travel and promotion		82,871	43,572	158,828	180,341
Depreciation		9,096	3,385	12,227	6,902
Interest and bank expenses		416	114	777	250
Foreign exchange loss (gain)		165,968	(74,811)	47,721	(341,886)
		(876,397)	(974,655)	(1,520,378)	(2,389,713)
Interest income		19,459	28,507	42,232	58,081
Gain (loss) on derivative financial instruments	9b	150,585	455,565	758,451	(297,797)

Loss for the period		(706,353)	(490,583)	(719,695)	(2,629,429)

Comprehensive loss for the period		(706,353)	(490,583)	(719,695)	(2,629,429)

Loss per share, basic and diluted		(0.01)	(0.01)	(0.01)	(0.05)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Loncor Resources Inc.

Interim Condensed Consolidated Statements of Changes in Equity

 (Expressed in U.S dollars - unaudited)

		Common shares
	Notes	Number of shares	Amount	Contributed Surplus	Deficit	Total Shareholders' equity
Balance at January 1, 2011		47,417,745	$37,035,494	$3,421,685	$(23,998,422)	$16,458,757

Loss for the period		-	-	-	(2,629,429)	(2,629,429)
Issued share capital		10,200,000	24,159,362	-	-	24,159,362
Issuance costs		-	(1,442,499)	-	-	(1,442,499)
Compensation option exercises		343,994	309,629	-	-	309,629
Warrants issued		-	(835,811)	835,811	-	-
Share based compensation		-	-	2,077,612	-	2,077,612
Warrants exercised		63,999	172,195	-	-	172,195
Balance at June 30, 2011		58,025,738	59,398,370	6,335,108	$(26,627,851)	39,105,627

Income for the period		-	-	-	3,162,589	3,162,589
Issued share capital		-	-	-	-	-
Issuance costs		-	(1,628)	-	-	(1,628)
Compensation option exercises		-	286,985	(383,990)	-	(97,005)
Share based compensation		-	-	804,972	-	804,972
Warrants exercised		146,997	360,992	-	-	360,992
Balance at December 31, 2011		58,172,735	60,044,719	6,756,090	$(23,465,262)	43,335,547

Loss for the period		-	-	-	(719,695)	(719,695)
Refund of issuance costs		-	7,510	-	-	7,510
Compensation option exercises	9	47,998	100,531	(41,699)	-	58,832
Share based compensation	10	-	-	440,993	-	440,993
Warrants exercised	9b	1,123,999	1,699,681	-	-	1,699,681
Balance at June 30, 2012		59,344,732	$61,852,441	$7,155,384	$(24,184,957)	$44,822,868

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Loncor Resources Inc.

Interim Condensed Consolidated Statements of Cash Flows

(Expressed in U.S dollars - unaudited)

		For the three months ended		For the six months ended
	Notes	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
		$	$	$	$

Cash flows from operating activities
Loss for the period		(706,353)	(490,583)	(719,695)	(2,629,429)
Adjustments to reconcile loss to net cash used in operating activities
Depreciation		9,096	3,385	12,227	6,902
Share-based payments - employee compensation		149,132	527,374	308,957	1,084,213
Share-based payments - consultant fees		5,671	25,915	16,335	542,762
Employee retention allowance		17,484	17,755	35,091	43,364
(Gain) loss on derivative financial instruments		(150,585)	(455,565)	(758,451)	297,797
Changes in non-cash working capital
Advances receivable		(85,225)	(638)	(349,745)	(1,506)
Prepaid expenses and deposits		6,029	(69,019)	27,225	(208,524)
Due from related parties		(8,617)	1,306	(8,617)	2,346
Accounts payable		(90,932)	(513,581)	21,156	102,818
Accrued liabilities		14,490	23,488	(95,447)	(33,306)
Net cash used in operating activities		(839,810)	(930,163)	(1,510,964)	(792,563)

Cash flows from investing activities
Acquisition of property, plant, and equipment		(124,870)	(162,686)	(211,219)	(422,540)
Expenditures on exploration and evaluation assets		(5,071,888)	(3,843,444)	(9,710,840)	(7,705,722)
Net cash used in investing activities		(5,196,758)	(4,006,130)	(9,922,059)	(8,128,262)

Cash flows from financing activities
Proceeds from share issuance, refund of issuance costs		-	-	7,510	22,716,863
Due to related parties		12,810	(7,520)	2,524	5,600
Proceeds from exercise of compensation options		-	475,809	64,571	475,809
Proceeds from exercise of warrants		-	-	1,635,343	94,963
Net cash provided from financing activities		12,810	468,289	1,709,948	23,293,235

Net (decrease) increase in cash during the period		(6,023,758)	(4,468,004)	(9,723,075)	14,372,410
Cash and cash equivalents, beginning of the period		10,968,341	29,290,188	14,667,658	10,449,774
Cash and cash equivalents, end of the period		4,944,583	24,822,184	4,944,583	24,822,184

Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Loncor Resources Inc.

Notes to Interim Condensed Consolidated Financial Statements

As at and for the three and six months ended June 30, 2012

(Expressed in U.S. dollars, except for per share amounts - unaudited)

1.	Corporate Information

Loncor Resources Inc. (the "Company") is a corporation governed by the Ontario Business Corporations Act. The Company changed its name from Nevada Bob’s International Inc. on November 28, 2008 upon completion of the acquisition by the Company of Loncor Resources Inc. The principal business of the Company is the acquisition and exploration of mineral properties.

These interim condensed consolidated financial statements as at and for the three and six month periods ended June 30, 2012 include the accounts of the Company and of its wholly owned subsidiary in the Democratic Republic of the Congo (the “Congo”), Loncor Resources Congo Sprl.

The Company is a publicly traded company whose outstanding common shares are listed for trading on the TSX Venture Exchange and on the NYSE MKT LLC. The head office and principal place of business of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2.	Basis of Preparation

a)	Statement of compliance

These interim condensed consolidated financial statements as at and for the three and six month periods ended June 30, 2012, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosure normally included in the annual financial statements prepared in accordance with IFRS, have been omitted or condensed.

b)	Basis of measurement

These interim condensed consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial assets and liabilities which are presented at fair value, as explained in the accounting policies set out in Note 3.

3.	Summary of Significant Accounting Policies

These interim condensed consolidated financial statements have been prepared using the same accounting policies and methods of computation as the annual consolidated financial statements of the Company as at and for the year ended December 31, 2011. The disclosure contained in these interim condensed consolidated financial statements does not include all the requirements in IAS 1 Presentation of Financial Statements (“IAS 1”). Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements as at and for the year ended December 31, 2011.

The accounting policies set out below have been applied consistently to all periods presented in these interim condensed consolidated financial statements.

a)	Basis of Consolidation

i.	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This control is evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. The financial statements of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company’s wholly-owned subsidiaries.

Loncor Resources Inc.

Notes to Interim Condensed Consolidated Financial Statements

As at and for the three and six months ended June 30, 2012

(Expressed in U.S. dollars, except for per share amounts - unaudited)

ii.	Transactions eliminated on consolidation

Inter-company balances, transactions, and any unrealized income and expenses, are eliminated in preparing the interim condensed consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

b)	Property, Plant and Equipment (“PPE”)

i.	Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed to determine whether a component has an estimated useful life that is different from that of the remainder of that asset, in which case that component is depreciated separately. Depreciation is recognized in profit or loss over the estimated useful lives of each item or component of an item of PPE as follows:

•	Field camps and equipment	straight line over 4 Years
•	Furniture and fixtures	straight line over 4 Years
•	Office and communications equipment	straight line over 4 Years
•	Vehicles	straight line over 4 Years
•	Leasehold improvements	straight line over the lease term

Depreciation methods, useful lives and residual values are reviewed annually and adjusted, if appropriate. Depreciation commences when an asset is available for use. Changes in estimates are accounted for prospectively.

The Company has included a depreciation policy for leasehold improvements as a result of additions made in the second quarter of 2012. All other depreciation policies for the other components have not changed.

4.	Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a)	Key Management Remuneration

The Company’s related parties include key management. Key management includes directors (executive and non-executive), and the Chief Financial Officer. The remuneration of the key management of the Company as defined above, during the three and six-month periods ended June 30, 2012 and 2011 was as follows:

	Three Months Ended		Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Salaries	$270,920	$181,662	$496,734	$347,900
Employee retention allowance	$15,678	$12,761	$31,465	$23,009
Compensation expense-share-based payments	$120,767	$335,943	$225,336	$651,355
	$407,365	$530,366	$753,535	$1,022,264

Loncor Resources Inc.

Notes to Interim Condensed Consolidated Financial Statements

As at and for the three and six months ended June 30, 2012

(Expressed in U.S. dollars, except for per share amounts - unaudited)

b)	Other Related Parties

As at June 30, 2012, an amount of $155,357 was due to related companies with common directors with respect to common expenses incurred in the Congo (December 31, 2011 - $152,833). In addition, as at June 30, 2012, an amount of $8,617 was due from a company with common directors (December 31, 2011 - $nil).

	June 30, 2012	December 31, 2011
	$	$
Due from related parties	8,617	-
Due to related parties	155,357	152,833

5.	Property, Plant and Equipment

The Company’s property, plant and equipment are summarized as follows:

	Notes	Furniture & fixtures	Office & communication equipment	Vehicles	Field camps and equipment	Leasehold improvements	Total
		$	$	$	$	$	$
Cost
Balance at December 31, 2010		96,525	124,708	275,967	271,854	-	769,054
Additions		55,101	87,504	124,274	231,985	-	498,864
Balance at December 31, 2011		151,626	212,212	400,241	503,839	-	1,267,918
Additions		6,185	7,997	10,600	104,328	82,109	211,219
Balance at June 30, 2012		157,811	220,209	410,841	608,167	82,109	1,479,137

Accumulated Depreciation
Balance at December 31, 2010		91,835	22,240	53,756	52,523	-	220,354
Depreciation for the year		11,091	50,099	96,118	111,301	-	268,609
Balance at December 31, 2011		102,926	72,339	149,874	163,824	-	488,963
Depreciation for the period		5,155	27,457	50,692	73,331	5,865	162,500
Balance at June 30, 2012		108,081	99,796	200,566	237,155	5,865	651,463

Carrying amounts
Balance at December 31, 2010		4,690	102,468	222,211	219,331	-	548,700
Balance at December 31, 2011		48,700	139,873	250,367	340,015	-	778,955
Balance at June 30, 2012		49,730	120,413	210,275	371,012	76,244	827,674

Loncor Resources Inc.

Notes to Interim Condensed Consolidated Financial Statements

As at and for the three and six months ended June 30, 2012

(Expressed in U.S. dollars, except for per share amounts - unaudited)

6.	Exploration and Evaluation Assets

The following table summarizes the Company’s tangible exploration and evaluation expenditures with respect to its mineral properties in the Congo:

	North Kivu	Ngayu	Total

Cost
Balance at December 31, 2010	$5,379,726	$7,128,067	$12,507,793
Additions	2,066,984	15,365,586	17,432,570
Balance at December 31, 2011	7,446,710	22,493,653	29,940,363
Additions	1,365,997	9,339,849	10,705,846
Balance at June 30, 2012	$8,812,707	$31,833,502	$40,646,209

There is $150,000 of intangible exploration and evaluation expenditures as at January 1, 2010. The intangibles have not been included in the table above. There have not been any additions or disposals since January 1, 2010.

a.	North Kivu

The North Kivu project is situated in the North Kivu Province in eastern Congo to the northwest of Lake Edward and consists of 56 exploration permits totaling 17,760 square kilometres. Historical data has been compiled from the colonial period and outlined ten gold prospects for follow-up, the most prospective being the Manguredjipa prospect where 300,000 ounces of alluvial gold was mined during the colonial period. Other gold prospects warranting follow up include Lutunguru, Lubero, Makwasu, Lutela, Bilolo, Manzia, Mohanga and Ludjulu.

b.	Ngayu

The Ngayu project is located within the Orientale Province in the northeast of the Congo, approximately 270 kilometers northeast of Kisangani. The Ngayu project relates to an area covering 2,087 square kilometres of the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the northeast Congo Archaeancraton that includes the Kilo and Moto greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

7.	Intangible Assets

The Company’s intangible assets include licenses and rights related to the Company’s previous business. Based on management’s assessment, these intangible assets have been valued at $1 as their fair market value is nominal.

8.	Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

Loncor Resources Inc.

Notes to Interim Condensed Consolidated Financial Statements

As at and for the three and six months ended June 30, 2012

(Expressed in U.S. dollars, except for per share amounts - unaudited)

June 30, 2012
	Property, plant and equipment	Intangible assets	Exploration and evaluation
Congo	$699,811	-	$40,796,209
Canada	$127,863	$1	-
	$827,674	$1	$40,796,209

December 31, 2011
	Property, plant and equipment	Intangible assets	Exploration and evaluation
Congo	$725,104	-	$30,090,363
Canada	$53,851	$1	-
	$778,955	$1	$30,090,363

9.	Share Capital

a)	Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series, with no par value.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

The Company may issue preference shares at any time and from time to time in one or more series with designation, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

During the six month period ended June 30, 2012, a total of 47,998 compensation options (each of which entitled the holder to purchase one common share and one-half of one warrant of the Company) were exercised, resulting in gross proceeds of $64,571. As well, during the six-month period ended June 30, 2012, a total of 1,123,999 warrants were exercised, resulting in gross proceeds of $1,635,343.

As of June 30, 2012, the Company had issued and outstanding 59,344,732 common shares (December 31, 2011 – 58,172,735) and no preference shares issued and outstanding.

b)	Common share purchase warrants

At June 30, 2012, the Company had outstanding 1,000,000 (December 31, 2011 – 4,693,250) common share purchase warrants. There were 1,123,999 warrants exercised (including 48,999 agent’s warrants, which had been acquired pursuant to compensation option exercises) and 2,593,250 warrants expired during the six month period ended June 30, 2012 (six month period ended June 30, 2011 – nil). The common share purchase warrants are classified as a liability because they are a derivative financial instrument due to their currency differing from the functional currency of the Company. The common share purchase warrants are re-valued at year and period end, with a gain or loss reported in the consolidated statement of comprehensive loss. The following table summarizes the Company’s common share purchase warrants outstanding as at June 30, 2012:

Loncor Resources Inc.

Notes to Interim Condensed Consolidated Financial Statements

As at and for the three and six months ended June 30, 2012

(Expressed in U.S. dollars, except for per share amounts - unaudited)

	Date of Grant	Opening Balance	Granted during period	Exercised	Expired	Closing Balance	Exercise Price (Cdn$)	Exercise period (months)	Expiry Date	Remaining contractual life (months)

	2/18/2010	3,668,250	-	1,075,000	2,593,250	-	$1.45	24	2/18/2012	0.0
	12/16/2010	1,000,000	-	-	-	1,000,000	$2.30	24	12/16/2012	5.6
(1)	4/21/2011	25,000	23,999	48,999	-	-	$1.45	10	2/18/2012	0.0
		4,693,250	23,999	1,123,999	2,593,250	1,000,000

(1)	These agent warrants were issued pursuant to the exercise of compensation options.

The following table summarizes the Company’s common share purchase warrants outstanding as at June 30, 2011:

Date of Grant	Opening Balance	Exercised	Closing Balance	Exercise Price ($Cdn)	Exercise period (months)	Expiry Date	Remaining contractual life (months)
2/18/2010	3,683,250	15,000	3,668,250	$1.45	24	2/18/2012	7.8
12/16/2010	1,000,000	-	1,000,000	$2.30	24	12/16/2012	17.8
4/21/2011	25,000	-	25,000	$1.45	10	2/18/2012	7.8
6/2/2011	146,997	-	146,997	$1.45	8.5	2/18/2012	7.8
	4,855,247	15,000	4,840,247

The value of the warrants granted in the six month period ended June 30, 2012 was calculated using the Black-Scholes model and the assumptions were as follows:

	June 30, 2012	June 30, 2011
Risk free interest rate	1.03%	1.44% - 1.77%
Expected life	0.07 years	0.65 to 0.84 years
Annualized volatility	136.34%	72.45% - 96.86%
Dividend yield	0%	0%
Fair value (Cdn$)	$0.24	$1.25 - $1.93

In addition, as part of the February 2011 brokered private placement completed by the Company, the Company issued to the underwriters 510,000 broker warrants each of which is exercisable to acquire one common share of the Company at a price of Cdn$2.35 until February 1, 2013. Since the fair value of the services received from the underwriters cannot be estimated reliably, the Company estimated the value using Black-Scholes. The warrants have a value of Cdn$1.63 using the Black-Scholes model with the following assumptions: volatility 115.38%, risk free rate 1.65%, expected life 2 years, dividend yield 0%.

Loncor Resources Inc.

Notes to Interim Condensed Consolidated Financial Statements

As at and for the three and six months ended June 30, 2012

(Expressed in U.S. dollars, except for per share amounts - unaudited)

During the three and six month periods ended June 30, 2012, the Company recorded a gain on derivative financial instruments of $150,585 and $758,451, respectively (three month period ended June 30, 2011 – $455,565). During the six month period ended June 30, 2011, the Company recorded a loss on derivative financial instruments of $297,797.

c)	Loss per share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three and six month periods ended June 30, 2012, amounting to 59,344,732 and 59,052,013 common shares, respectively (three and six month periods ended June 30, 2011 – 57,811,764 and 55,976,412, respectively). The diluted weighted average number of common shares outstanding for the three and six month periods ended June 30, 2012 is 59,436,837 and 59,421,135 (three and six months ended June 30, 2011 – 59,343,046) common shares. As at June 30, 2012, 3,405,000 common shares related to options and warrants were anti-dilutive.

10.	Share-Based Payments

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or consultants of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the last closing price of the shares at the grant date.

Under this Stock Option Plan, 25% of options granted vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

The following tables summarize information about stock options:

For the six month period ended June 30, 2012:

		During the Period
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
1.00 - 1.25	3,405,000	-	-		-	3,405,000	2.37	3,405,000	-
1.26 - 1.80	-	110,000	-	-	-	110,000	4.53	-	110,000
2.45 - 2.69	1,465,000	-	-		-	1,465,000	3.10	732,500	732,500
2.70 - 3.25	75,000	-	-	-	-	75,000	3.67	37,500	37,500
	4,945,000	110,000	-	-	-	5,055,000	2.65	4,175,000	880,000
Weighted Average Exercise Price (Cdn$)	1.65	1.80	-	-	-	1.65	-	1.45	2.59

Loncor Resources Inc.

Notes to Interim Condensed Consolidated Financial Statements

As at and for the three and six months ended June 30, 2012

(Expressed in U.S. dollars, except for per share amounts - unaudited)

 For the six month period ended June 30, 2011:

		During the Period
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
1.00 - 1.25	3,465,000		-	-	-	3,465,000	2.33	2,378,750	1,086,250
2.45 - 2.69	0	1,485,000	-	-	-	1,485,000	1.34	0	1,485,000
2.70 - 3.25	0	75,000	-	-	-	75,000	0.07	0	75,000
	3,465,000	1,560,000	-	-	-	5,025,000	2.00	2,378,750	2,646,250
Weighted Average Exercise Price (Cdn$)	4.33	2.70	-	-	-	1.65	-	1.16	2.08

The assessed fair value at grant date of options granted during the six month period ended June 30, 2012 was a weighted average Cdn$1.14 per option (six month period ended June 30, 2011 - Cdn$1.86). The weighted average fair value of stock options issued and outstanding as at June 30, 2012 was estimated at Cdn$1.25 per stock option at the grant date (six month period ended June 30, 2011 – Cdn$1.25).

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the six month periods ended June 30, 2012 and June 30, 2011 included:

Six month period ended	June 30, 2012	June 30, 2011
Risk free interest rate	1.00%	1.91% - 2.18%
Expected life	3 years	3 years
Annualized volatility	104.54%	101.78% - 115.19%
Dividend yield	0%	0%
Forfeiture rate	2%	2%
Grant date fair value (Cdn$)	$1.14	$1.69 - $2.06

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

During the three and six month periods ended June 30, 2012, the Company recognized in the statement of comprehensive loss as an expense $149,132 and $308,957, respectively (three and six month periods ended June 30, 2011 – $527,374 and $1,084,213, respectively) representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $115,702 for the six month period ended June 30 , 2012 (six month period ended June 30, 2011 – $450,637) related to stock options issued to employees of the Company’s subsidiary in the Congo was capitalized to exploration and evaluation asset.

Since the fair value of goods or services received from consultants cannot be estimated reliably, the Company has measured their value and the corresponding increase in equity indirectly by reference to the fair value of the equity instrument granted. During the three and six month periods ended June 30, 2012, an amount of $5,749 and $16,425, respectively (three and six month periods ended June 30, 2011 - $25,915 and $542,762) was recorded as a consulting expense with respect to stock options granted to consultants.

These amounts were credited accordingly to contributed surplus in the consolidated statements of financial position.

Loncor Resources Inc.

Notes to Interim Condensed Consolidated Financial Statements

As at and for the three and six months ended June 30, 2012

(Expressed in U.S. dollars, except for per share amounts - unaudited)

11.	Commitments

The Company has entered into leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

The Company's future minimum operating lease commitments as at June 30, 2012 are as follows:

2013	$220,047
2014	52,927
2015	52,928
2016	8,821
$334,723

Included in commitments is $130,400 which relates to a minimum purchase obligation of helicopter services in the Congo.

12.	Financial risk management objectives and policies

a)	Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable, balances due to related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values. Cash and cash equivalents are ranked Level 1 as the market value is readily observable. The carrying value of cash approximates fair value, as maturities are less than six months. Warrants are ranked within Level 3 which uses a combination of observable and unobservable inputs in calculating fair value.

b)	Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contacts, it does not enter into such arrangements.

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at June 30, 2012. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at June 30, 2012.

2012
Canadian dollar
Cash and cash equivalents	4,522,679
Due from/to related parties	8,773
Prepaid expenses	30,520
Accounts payable and accrued liabilities	(44,140)
Employee retention allowance	(132,279)
Total foreign currency financial assets and liabilities	4,385,553
Foreign exchange rate at June 30, 2012	0.9822
Total foreign currency financial assets and liabilities in US $	4,307,490
Impact of a 10% strengthening of the US $ on net loss	430,749

d)	Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of its investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at June 30, 2012 and December 31, 2011 is as follows:

	June 30, 2012	December 31, 2011
Cash and cash equivalents	$4,944,583	$14,667,658
Advances receivable	$480,186	$130,441
	$5,424,769	$14,798,099

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and equity capital markets. All financial obligations of the Company including accounts payable of $899,579, accrued liabilities of $105,395, and due to related parties of $155,357 are due within one year.

f)	Mineral Property Risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment in or loss of part or all of the Company's assets.

g)	Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

h)	Capital Management

The Company manages its common shares, warrants and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

	June 30, 2012	December 31, 2011
Cash and cash equivalents	$4,944,583	$14,667,658
Share capital	$(61,852,441)	$(60,044,719)
Deficit	$(24,184,957)	$(23,465,262)
	$(81,092,815)	$(68,842,323)

13.	Supplemental cash flow information

During the period indicated the Company undertook the following significant non-cash transactions:

		For the three-month periods ended		For the six-month periods ended
	Note	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Depreciation included in exploration and evaluation assets	6	$75,864	$64,640	$150,272	$118,909
Stock-based compensation included in exploration and evaluation assets	6	$51,100	$200,686	$115,702	$450,637
Employee retention allowance	14	$20,500	$62,228	$41,000	$80,758

14.	employee retention allowance

The Company has an incentive employee retention plan under which an amount equal to one-month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company). To qualify for this retention allowance, an employee must complete two years of service with the Company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at June 30, 2012, the Company had accrued a liability of $411,811 (December 31, 2011 - $335,720).

The following table summarizes information about changes to the Company’s employee retention allowance during the six-month period ended June 30, 2012.

$
Balance at December 31, 2010	$210,036
Additions	147,742
Paid to employees	(22,058)
Balance at December 31, 2011	335,720
Additions	76,091
Paid to employees	-
Balance at June 30, 2012	411,811

Page 18 of 18